Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

On September 15, 2008, Delta Air Lines, Inc. issued the following press release.

*********************************************

CONTACT:	Corporate Communications 404-715-2554 Investor Relations 404-715-2170

Proxy Advisory Firms Recommend a Vote for Delta Air Lines’
Proposed Merger with Northwest

ATLANTA, Sept. 15, 2008 – Delta Air Lines (NYSE: DAL) today announced that all four independent proxy advisory firms have recommended that Delta stockholders vote "FOR" the issuance of Delta common stock to Northwest stockholders in the merger of the airlines. Institutional Shareholder Services (ISS), a wholly owned subsidiary of RiskMetrics Group. Inc., as well as Glass-Lewis, Proxy Governance and Egan-Jones also recommended a vote "FOR" a proposed amendment to Delta’s broad-based employee compensation program.
"The Delta-Northwest merger is a game-changer that – along with fundamental changes Delta has made to its business over the last few years – creates an airline that is well positioned to weather competitive and economic pressures and continually invest in the customer and employee experience.  It’s truly a win for our employees, customers and stockholders," said Edward H. Bastian, president and chief financial officer of Delta. "The combined airline will be a global competitor with a more diverse international network, flexible fleet and the largest anti-trust immunized joint venture across the Atlantic.
"The ability to offer equity in the combined company to our employees continues our long history of honoring commitments and is pivotal to our ability to continue to energize employees by allowing them to share in the successes that they make possible in this customer-centered business."
Delta in April announced that it is combining with Northwest in an all-stock transaction to create a premier global airline that will be unmatched in the scope and level of services it offers customers. The new company will be called Delta and will be headquartered in Atlanta. Combined, the company and its regional partners will provide customers access to more than 390 destinations in 67 countries. Together, Delta and Northwest will have more than $35 billion in aggregate annual revenues, operate a mainline fleet of nearly 800 aircraft, employ approximately 75,000 people worldwide, and have one of the strongest balance sheets in the industry. The merger is subject to the approval of Delta and Northwest stockholders at separate stockholder meetings on Sept. 25, 2008, as well as regulatory approvals which are expected by the end of the year.

Delta Air Lines operates service to more worldwide destinations than any airline with Delta and Delta Connection flights to 290 destinations in 60 countries. Delta has added more international capacity than any major U.S. airline during the last two years and is the leader across the Atlantic with flights to 44 trans-Atlantic markets. To Latin America and the Caribbean, Delta offers 288 weekly flights to 42 destinations. Delta's marketing alliances also allow customers to earn and redeem SkyMiles on more than 16,000 flights offered by SkyTeam and other partners. Delta is a founding member of SkyTeam, a global airline alliance that provides customers with extensive worldwide destinations, flights and services. Including its SkyTeam and worldwide codeshare partners, Delta offers flights to 500 worldwide destinations in 105 countries. Customers can check in for flights, print boarding passes, check bags and flight status at delta.com.

Forward-looking Statements
This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta’s and Northwest’s expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by shareholders; the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations; and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K and 10-Q.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It
In connection with the proposed merger, Delta has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (No. 333-151060), as amended, that includes a joint proxy statement of Delta and Northwest, dated August 8, 2008, that also constitutes a prospectus of Delta.  Delta and Northwest urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger because it contains important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings” or from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger are set forth in the joint proxy statement/prospectus.  You can find additional information about Delta’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2008 related to Delta’s 2008 Annual Meeting of Stockholders. You can find additional information about Northwest’s executive officers and directors in its Amendment to its Annual Report on Form 10-K filed with the SEC on April 29, 2008. You can obtain free copies of these documents from Delta and Northwest using the contact information above.